UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2010, of Paragon Shipping Inc. (the “Company”), capitalization table and unaudited interim condensed consolidated financial statements of the Company for the nine months ended September 30, 2010, and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164370).

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2010 and 2009. Unless otherwise specified herein, references to the “Company” or “we” shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2009. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying containers and various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers, one Handymax drybulk carrier and two 3,426 TEU container vessels. Furthermore, the Company has also entered into shipbuilding contracts for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and third quarter of 2012, while the Kamsarmax drybulk vessels are expected in the second, third and fourth quarters of 2012.

Vessel Management

Allseas Marine is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman, chief executive officer and interim chief financial officer, Michael Bodouroglou.

We primarily employ our vessels on time charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our vessels are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•

Voyage days (also referred to as available days). We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels are available to generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•

Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management’s estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and drydocking. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Drydocking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. We expense drydocking costs as incurred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for container vessels from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

From December 2006 until June 1, 2010 we paid Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels were owned by the Company, and the fee was adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The daily management fee per vessel for the period January 1 to March 31, 2010 amounted to $811 per day and the management fee for April and May 2010 amounted to $ 751 per day. Effective June 1, 2010, we amended our agreement with Allseas and we currently pay Allseas management fees of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the annual Greek inflation rate.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

For the nine months ended September 30, 2010 and 2009, an additional amount of €175,000 and $150,000, respectively, was charged by Allseas for legal, accounting and finance services that were provided during the period. In addition as from and including the second quarter of 2010, we pay Allseas a reporting fee of €30,000 per quarter. We have also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) Euro 3 million.

We have also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (1) a flat fee of $375,000 (“flat fee”) for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel’s delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5days per calendar year for which a Superintendant performed on site inspection.

In order to incentivize Allseas' continued services, we have entered into an agreement on November 10, 2009, with Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas, that owns 2.0% of our issued and outstanding shares of common stock. Pursuant to this agreement, we have agreed to maintain the aggregate number of our shares issued to Loretto at 2% of our total issued and outstanding shares of common stock following the issuance of any additional shares of common stock, other than issuances under our equity incentive plan, or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. The fair value of the shares issued to Loretto will be deemed share based compensation for management services and will be charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels.

Selected Information

The following tables present selected unaudited consolidated financial and other data of Paragon Shipping Inc. for the nine months ended September 30, 2009 and 2010 and as of December 31, 2009 and September 30, 2010, which is derived from our unaudited consolidated condensed financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data and average daily results.

STATEMENTS OF INCOME	Nine Months Ended September 30,
	2009	2010

Net revenues	117,526,126	84,583,933
Vessel operating expenses	14,823,731	14,435,705
Drydocking expenses	88,078	2,045,677
Management fees	2,663,664	2,871,756
General and administrative expenses	3,337,505	11,102,728
Operating income	64,388,636	30,075,884
Net income	52,978,021	20,597,799
Earnings per Class A common share, basic and diluted	1.50	0.40
CASH FLOW DATA
Net Cash from operating activities	62,219,000	48,632,762
Net Cash used in investing activities	(32,800,000)	(184,244,729)
Net Cash from financing activities	38,127,575	6,263,228
Net increase / (decrease) in cash and cash equivalents	67,546,575	(129,348,739)

	December 31,	September 30,
	2009	2010
BALANCE SHEET DATA

Total assets	812,692,848	842,606,453
Total liabilities	356,427,030	366,130,909
Total shareholders’ equity	456,265,818	476,475,544

	Nine Months Ended September 30,
	2009	2010
FLEET DATA
Average number of vessels (1)	12.0	11.8
Available days for fleet (2)	3,239	3,126
Calendar days for fleet (3)	3,276	3,211
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	4,525	4,496
Drydocking expenses (6)	27	637
Management Fees (7)	813	894
General and administrative expenses (8) adjusted	818	1,186
Total vessel operating expenses (9) adjusted	6,183	7,213

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6)

Daily drydocking expenses is calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(7)

Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.

(8)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(9)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

Results of Operations

Nine months ended September 30, 2010 and 2009

During the nine months ended September 30, 2010, the Company acquired two containerships which were delivered on July 30, 2010 and on August 16, 2010, respectively. No separate discussion on the containership segment is made as it was not significant for the nine months ended September 30, 2010.

The following analysis exhibits the primary driver of differences between these periods.

•

Time charter revenue—Time charter revenue for the nine months ended September 30, 2010, was $89.6 million, compared to $124.0 million for the nine months ended September 30, 2009. The decrease in time charter revenue reflects the decrease in the amortization of below and above market acquired time charters which increased total net revenue by $5.3 million for the nine months ended September 30, 2010, compared to $13.9 million for the nine months ended September 30, 2009. It also reflects the decrease in the charter rates earned by the vessels and the decrease in the average number of vessels in our fleet from 12.0, for the nine months ended September 30, 2009, to 11.8 for the nine months ended September 30, 2010, and a decrease in the number of available days of our fleet from 3,239 for the nine months ended September 30, 2009, to 3,126 for the nine months ended September 30, 2010. After deducting commissions of $5.1 million, we had net revenue of $84.6 million, for the nine months ended September 30, 2010, compared to $117.5 million net revenue after deducting commissions of $6.5 million for the nine months ended September 30, 2009. The decrease in commissions for the nine months ended September 30, 2010, compared to commissions for the nine months ended September 30, 2009, is mainly due to the decrease in the charter rates earned by the vessels, the decrease in the average number of vessels and the number of available days of our fleet. The charter rates earned by the vessels may be negatively affected in the future following expiration of current charters if the current charter market environment does not improve or worsens.

•

Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs for the nine months ended September 30, 2010 amounted to $14.4 million, compared to $14.8 million for the nine months ended September 30, 2009, primarily as a result of the sale of the M/V Blue Seas, which was delivered to its new owners in January 2010, and the corresponding decrease in the number of calendar days in our fleet and crewing costs for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009.

•

Drydocking expenses—We incurred an aggregate of $2,045,677 in drydocking expenses for the nine months ended September 30, 2010, compared to $88,078 in drydocking expenses for the nine months ended September 30, 2009. During the nine months ended September 30, 2010 the aggregate amount of $2,045,677 was mainly due to the drydocking of three vessels. The cost of $88,078 for the nine months ended September 30, 2009 was mainly due to four vessels in our fleet that underwent underwater inspection in lieu of drydocking.

•

Management fees charged by a related party— We incurred an aggregate of $2.9 million in management fees charged by Allseas for the nine months ended September 30, 2010, compared to $2.7 million in management fees for the nine months ended September 30, 2009, reflecting fees charged by Allseas for legal, accounting, finance and reporting services, partly offset by the decrease in the average number of vessels in our fleet for the periods, and the corresponding decrease in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the addendum to the management agreement. Allseas charged us an average management fee of $799 per day per vessel during the nine months ended September 30, 2010 and an additional amount of €235,000 was charged by Allseas to us for legal, accounting, finance and reporting services that were provided throughout the period. We incurred an average management fee to Allseas of $767 per day per vessel during the nine months ended September 30, 2009, pursuant to the management agreement for the management services. For the nine months ended September 30, 2009 an amount of $150,000 was also charged for legal, accounting and finance services that were provided during the period, as per the agreement dated February 19, 2008.

•

Depreciation—Depreciation of vessels for the nine months ended September 30, 2010, amounted to $24.8 million, compared to $25.6 million for the nine months ended September 30, 2009, reflecting the decrease in the average number of vessels in our fleet for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009.

•

General and administrative expenses—General and administrative expenses for the nine months ended September 30, 2010, were $11.1 million, including share-based compensation of $7.3 million, compared to $3.3 million of general and administrative expenses, including share-based compensation of $0.7 million for the nine months ended September 30, 2009. The $7.8 million increase in general and administrative expenses relates mainly to the increase of $6.6 million in share-based compensation due to the amortization of the share awards granted in the second half of 2009. In addition, the increase in general and administrative expenses is also due to the aggregate increase of $0.5 million in the cost of remuneration to directors and officers, the increase in costs of $0.1 million for professional services and other related costs incurred in connection with publicly listed company requirements, as well as the increase of $0.6 million in other general and administrative expenses.

•

Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2010 were $7.6 million, compared to $9.4 million for the nine months ended September 30, 2009, resulting primarily from the decrease in the average outstanding indebtedness and the decrease in the weighted average interest rates.

•

Loss on derivatives—Loss on derivatives for the nine months ended September 30, 2010 of $3.5 million consists of unrealized gain of $0.8 million, to record at fair value our interest rate swaps for the nine months ended September 30, 2010, realized expenses of $4.9 million from net settlement of periodic interest payments and realized gain from forward foreign exchange contracts of $0.6 million. Loss on interest rate swaps for the nine months ended September 30, 2009 of $2.5 million consists of unrealized gain of $2.0 million, to record at fair value our interest rate swaps for the nine months in 2009 and realized expenses of $4.5 million incurred from net settlement of periodic interest payments.

•

Net income—As a result of the above factors, net income for the nine months ended September 30, 2010 was $20.6 million, compared to $53.0 million net income for the nine months ended September 30, 2009.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2010 have been the earnings before non-cash charges and proceeds from the sale of one of our vessels. Our principal uses of funds have been (i) advance payments for vessel acquisitions and vessels under construction, (ii) working capital requirements, (iii) principal and interest payments on our existing indebtedness as well as the repayment in full of the loan associated with the vessels sold and (iv) dividend payments to our common stockholders. Cash and cash equivalents totaled $4.6 million at September 30, 2010, compared to $134.0 million at December 31, 2009. Working capital deficit was $0.2 million as of September 30, 2010, compared to working capital surplus of $111.1 million as of December 31, 2009. The $111.3 million decrease in our working capital is mainly due to the decrease in cash and cash equivalents by $129.3 million, offset by a decrease in liabilities associated with vessel held for sale of $12.2 million and an increase in vessel held for sale of $4.4 million. It is also due to the decrease in the current portion of restricted cash by $2.9 million, offset by the decrease in current portion of long-term debt by $2.3 million and to other fluctuations in the rest of current assets and current liabilities. The overall cash position in the future may be negatively impacted if the current economic environment worsens.

Operating Activities

•

Net cash from operating activities was $48.6 million for the nine months ended September 30, 2010, compared to $62.2 million for the nine months ended September 30, 2009, mainly due to the lower cash flows from charter hire, partly offset by the decrease in commissions and operating expenses.

Investing Activities

•

Net cash used in investing activities was $184.2 million, for the nine months ended September 30, 2010. This mainly reflects the acquisitions of the M/V Dream Seas the Box Voyager and the Box Trader which in aggregate amounted to $146.6 million and the advance payments of $58.3 million regarding the construction of our seven newbuilding drybulk vessels, offset by the proceeds of $18.3 million from the sale of the M/V Blue Seas, the net proceeds from the sale of the option relating to Hull no. 623 of $0.6 million and the decrease in restricted cash of $1.9 million. Net cash used in investing activities for the nine months ended September 30, 2009, was $32.8 million, which reflects a net increase of $32.8 million in restricted cash for the nine months ended September 30, 2009.

Financing Activities

•

Net cash from financing activities was $6.3 million for the nine months ended September 30, 2010, which is the result of the proceeds from long-term debt, net of repayments, which in aggregate amounted to $15.3 million, the payments of financing and deferred registration costs of $1.3 million and by the dividends paid of $7.7 million. Net cash from financing activities was $38.1 million, for the nine months ended September 30, 2009, which is the result of the repayment of long-term debt, net of proceeds, in the amount of $38.6 million, the net proceeds from the issuance of common shares of $82.4 million, the payments of financing costs of $0.3 million and by the dividends paid of $5.4 million.

Loan Facilities

For information relating to our secured loans and credit facilities, please see Note 12 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 and Note 6 to our unaudited condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our drybulk carriers and containerships, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, paying dividends to our shareholders. Furthermore, we have entered into contracts for the building of seven vessels with an aggregate cost of $192.2 million, of which $134.8 million remains outstanding as of September 30, 2010 which we intend to finance with a combination of equity and debt. If we do not acquire any additional vessels, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward.

As of September 30, 2010, we had approximately $349.7 million of outstanding indebtedness to banks, of which $49.6 million was payable within the next 12 months and we currently have no further committed borrowing capacity.

On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, for an amount of $22.0 million to be used to finance part of the purchase price of M/V Dream Seas. The loan was drawn in full on July 7, 2010.

On July 28, 2010, the Company entered into a secured loan facility with Credit Suisse AG for $48.0 million to partly finance the purchase of the Box Voyager and the Box Trader, comprising of two tranches, one for each vessel, of $24.0 million each. The first tranche of $24.0 million, which relates to Box Voyager, was drawn on July 30, 2010. The second tranche of $24.0 million, which relates to Box Trader, was drawn on August 16, 2010.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

The Company regularly monitors our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity.

We manage our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 13 to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2009 and Note 7 to our unaudited condensed consolidated financial statements included elsewhere herein.

Subsequent Events

Dividend Declaration

On November 15, 2010, the Company’s board of directors declared a quarterly dividend of $0.05 per Class A common share with respect to the third quarter of 2010, payable on or about December 6, 2010 to shareholders of record as of the close of business on November 26, 2010.

Controlled Equity Offering

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of November 15, 2010, 1,515,000 common shares had been sold under the Controlled Equity Offering with net proceeds to us amounting to $5.7 million.

Fleet Developments

On July 5, 2010, the Company had entered into a Memorandum of Agreement for the sale of the M/V Clean Seas, a 1995 built Handymax drybulk carrier, to an unrelated third party for $23.5 million less 3.5% commission. The sale of the vessel was concluded with its delivery to her new owners on October 12, 2010. The net profit from the sale of the vessel was $0.2 million.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2009.

Capitalization

The following table sets forth our capitalization as of September 30, 2010:

•

On an actual basis;

•

On an as adjusted basis giving effect to the following transactions which occurred between October 1, 2010 and November 15, 2010:

(i)

the scheduled bank debt repayments amounting to $1.7 million,

(ii)

the repayment of a $12.7 million liability associated with vessel held for sale which relates to the sale of M/V Clean Seas,

(iii)

the third quarter dividend of $0.05 per common share, declared on November 15, 2010 and payable on December 6, 2010 to shareholders of record as of the close of business on November 26, 2010, computed based on 52,739,599 common shares, representing the number of outstanding shares as of November 15, 2010, amounting to $2.6 million,

(iv)

the sale and issuance of 1,515,000 common shares pursuant to the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as agent, dated October 12, 2010 (the “CEO Sales Agreement”), resulting in net proceeds of $5.7 million less offering expenses of $250,000, and

(v)

the Company’s obligation to issue 30,300 shares of common stock for no cash consideration to Loretto, representing 2% of the common shares issued under the CEO Sales Agreement in connection with the Company’s obligation to maintain the aggregate number of shares issued to Loretto at 2%.

•

On an as further adjusted basis to give effect to the following transactions:

(i)

the issuance and sale of the maximum remaining 13,485,000 common shares pursuant to the CEO Sales Agreement and the prospectus supplement, dated October 12, 2010, at an assumed offering price of $3.84 per share, which was the last reported closing price of our common shares on November 12, 2010, resulting in net proceeds of approximately $50.7 million, after deducting the estimated commission of 2% of gross proceeds.

(ii)

the issuance of 269,700 shares of common stock for no cash consideration to Loretto representing 2% of the maximum remaining common shares which are available to be issued under the CEO Sales Agreement in connection with the Company’s obligation to maintain the aggregate number of shares issued to Loretto at 2%.

As of September 30, 2010, we had $4.6 million in cash and cash equivalents and restricted cash of $44.7 million. As of November 12, we had $22.7 million in cash and cash equivalents and restricted cash of $44.2 million.  On an "as further adjusted" basis as described above and taking into account the factors set forth below, cash and cash equivalents are approximately $70.8 million and restricted cash of $44.2 million. The “as further adjusted” basis takes into consideration the starting cash balance of November 12, 2010 and adjusts for the third quarter dividend estimated at $2.6 million, and the estimated net proceeds from the issuance of the maximum remaining shares outstanding pursuant to the CEO Sales Agreement of approximately $50.7 million, and does not take into consideration any scheduled loan repayments after November 15, 2010.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between October 1, 2010 and the date of this filing.

	As of September 30, 2010
	Actual	As Adjusted	As Further Adjusted

Long-term debt, including current portion (1) (2):	$349,660	$335,285	$335,285

Shareholders’ equity:

Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding	—	—	—

Class A common shares, $0.001 par value; 750,000,000 authorized, 51,224,599 issued and outstanding actual; 52,769,899 issued and outstanding as adjusted and 66,524,599 issued and outstanding as further adjusted (3)	51	53	67

Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding	—	—	—

Additional paid-in capital	415,915	421,497	473,266

Retained earnings	60,509	57,755	56,719

Total shareholders’ equity	476,475	479,305	530,052

Total capitalization	$826,135	$814,590	$865,337

_________________

(1)

All of our indebtedness is secured.

(2)

Total debt does not include the fair value of the derivative liabilities, which was $7.5 million as of September 30, 2010.

(3)

Does not include an aggregate of 322,006 shares of common stock issuable upon the exercise of our outstanding warrants at an exercise price of $10.00 per share, which expire in November 2011, and upon the exercise of outstanding options, with an exercise price of $12.00 per share, issued pursuant to our equity incentive plan.

-Table Follow-

Updated Fleet List

The following tables represent our drybulk fleet and the newbuilding vessels that we have agreed to acquire, as well as our containership fleet as of November 15, 2010.

Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	11	747,994

Newbuildings that we have agreed to acquire

Name	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	3	246,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	4	148,800
Grand Total	7	394,800

Containership Fleet (1)

Name	TEU	Dwt	Year Built
Box Voyager	3,426	42,650	2010
Box Trader	3,426	42,650	2010
Total	6,852	85,300

(1) We are considering several options with respect to our containership assets, including the sale of a portion of our assets through a public offering of a new entity if the prevailing market conditions warrant.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and September 30, 2010
(Expressed in United States Dollars)
December 31, 2009		September 30, 2010
Assets
Current assets
Cash and cash equivalents	133,960,178	4,611,439
Restricted cash	31,000,000	28,144,000
Assets held for sale	18,050,402	22,442,509
Trade receivables	2,187,039	953,636
Other receivables	2,233,809	1,241,480
Prepaid expenses	464,804	318,465
Due from management company	1,231,879	2,613,829
Inventories	921,325	1,270,368
Total current assets	190,049,436	61,595,726
Fixed assets
Vessels at cost	683,721,898	800,368,623
Less: accumulated depreciation	(78,989,341)	(96,282,026)
Advances for vessels under construction		58,290,464
Other fixed assets	51,718	196,292
Total fixed assets	604,784,275	762,573,353
Other assets	1,380,577	1,927,374
Restricted cash	15,510,000	16,510,000
Other long-term receivables	968,560	-
Total Assets	812,692,848	842,606,453
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $17,300
and $32,421 as of December 31, 2009 and September 30, 2010 respectively)	1,951,695	3,068,452
Accrued expenses	2,416,524	2,333,152
Interest rate swaps	6,820,289	4,259,003
Deferred income	3,701,832	2,502,281
Current portion of long-term debt	39,200,000	36,933,491
Liability associated with vessel held for sale	24,900,000	12,700,000
Total current liabilities	78,990,340	61,796,379
Long-Term Liabilities
Long-term debt	270,235,000	300,026,509
Deferred income	461,390	1,088,578
Interest rate swaps	1,467,499	3,219,443
Below market acquired time charters	5,272,801	-
Total long-term liabilities	277,436,690	304,334,530
Total Liabilities	356,427,030	366,130,909
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and September 30, 2010	-	-
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized; 51,189,033 and 51,224,599 issued and outstanding at
December 31, 2009 and September 30, 2010, respectively	51,189	51,225
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2008 and September 30, 2010	-	-
Additional paid-in capital	408,619,010	415,915,042
Retained earnings	47,595,619	60,509,277
Total shareholders' equity	456,265,818	476,475,544
Total Liabilities and Shareholders' Equity	812,692,848	842,606,453

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the nine months ended September 30, 2009 and 2010
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $13,914,851 and $5,272,803 for the
nine months ended September 30, 2009 and 2010, respectively)	123,990,931	89,637,904
Less: commissions (including related party commissions of $1,343,929 and
$1,061,329 for the nine months ended September 30, 2009
and 2010, respectively)	6,464,805	5,053,971
Net Revenue	117,526,126	84,583,933
Expenses/(Income)
Voyage expenses	212,142	245,977
Vessels operating expenses (including expenses charged by a
related party of $145,100 and $241,328 for the nine months ended
September 30, 2009 and 2010, respectively)	14,823,731	14,435,705
Dry-docking expenses	88,078	2,045,677
Management fees charged by a related party	2,663,664	2,871,756
Depreciation	25,604,655	24,770,574
General and administrative expenses (including share
based compensation of $658,205 and $7,296,067 for the nine months ended
September 30, 2009 and 2010, respectively)	3,337,505	11,102,728
Impairment loss	6,659,570	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Gain from vessel early redelivery	(251,855)	(113,338)
Operating Income	64,388,636	30,075,884

Other Income/(Expenses)
Interest and finance costs	(9,408,094)	(7,567,723)
Loss on derivatives	(2,548,729)	(3,525,377)
Interest income	561,571	289,026
Foreign currency (loss)/gain	(15,363)	1,325,989
Total Other Expenses, net	(11,410,615)	(9,478,085)
Net Income	52,978,021	20,597,799

Earnings per Class A common share, basic and diluted	$ 1.50	$ 0.40

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
For the nine months September 30, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	(Accumulated Deficit)/Retained Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A Common Shares and share based compensation	20,900,600	20,900	83,369,830		83,390,730
Dividends declared (0.15 per share)				(5,412,292)	(5,412,292)
Net Income				52,978,021	52,978,021
Balance September 30, 2009	48,039,115	48,039	401,885,320	37,454,379	439,387,738

Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A Common Shares and share based compensation	44,000	44	7,296,024		7,296,068
Cancellation of restricted class A common shares	(8,434)	(8)	8
Dividend Declared (0.15 per share)				(7,684,141)	(7,684,141)
Net Income				20,597,799	20,597,799
Balance September 30, 2010	51,224,599	51,225	415,915,042	60,509,277	476,475,544

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2009 and 2010
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2010

Cash flows from operating activities
Net Income	52,978,021	20,597,799
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	25,604,655	24,770,574
Impairment loss	6,659,570	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Amortization of below and above market acquired time charters	(13,914,851)	(5,272,803)
Amortization of financing costs	901,185	697,606
Share based compensation	658,205	7,296,067
Unrealized gain on interest rate swaps	(1,994,214)	(809,342)
Changes in assets and liabilities
Trade receivables	(631,832)	1,233,403
Other receivables	290,580	992,329
Prepaid expenses	(478,982)	146,339
Inventories	147,982	(349,043)
Due from management company	(2,548,537)	(1,381,950)
Other long term receivables	(1,553,196)	968,560
Trade accounts payable	(754,102)	1,116,757
Accrued expenses	(2,339,340)	49,859
Deferred income	(806,144)	(572,363)
Net cash from operating activities	62,219,000	48,632,762
Cash flow from Investing Activities
Net proceeds from sale of assets / vessel acquisition option	-	18,901,432
Acquisition of vessels and capital expenditures	-	(146,551,672)
Payments for vessels under construction	-	(58,290,464)
Other fixed assets	-	(160,025)
Restricted cash (net)	(32,800,000)	1,856,000
Net cash used in investing activities	(32,800,000)	(184,244,729)
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	70,000,000
Repayment of long-term debt	(68,625,000)	(54,675,000)
Payment of financing costs	(250,549)	(1,377,631)
Proceeds from the issuance of Class A common shares (net)	82,415,416	-
Dividends paid	(5,412,292)	(7,684,141)
Net cash from financing activities	38,127,575	6,263,228
Net increase / (decrease) in cash and cash equivalents	67,546,575	(129,348,739)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	135,988,327	4,611,439

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. The Company is engaged in the ocean transportation of cargoes and containers worldwide through the ownership and operation of drybulk carrier and container vessels. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended. The accompanying consolidated condensed financial statements include the accounts of Paragon Shipping Inc., and its wholly-owned vessel owning subsidiaries (collectively the “Company”) as discussed in the following tables:

Vessel Owning Subsidiaries:

(a)

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel’s Name	Type	Built	DWT / TEU
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	Drybulk Carrier	1999	72,891 Dwt
Camelia Navigation S.A.	November 15, 2006	Marshall Islands	Blue Seas (1)	Drybulk Carrier	1995	45,654 Dwt
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	Drybulk Carrier	1999	74,047 Dwt
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	Drybulk Carrier	1999	72,493 Dwt
Explorer Shipholding Limited	November 15, 2006	Marshall Islands	Clean Seas (2)	Drybulk Carrier	1995	46,640 Dwt
Opera Navigation Co.	December 21, 2006	Marshall Islands	Crystal Seas	Drybulk Carrier	1995	43,222 Dwt
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	Drybulk Carrier	2006	74,483 Dwt
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	Drybulk Carrier	2005	53,702 Dwt
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	Drybulk Carrier	2001	74,274 Dwt
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	Drybulk Carrier	2006	74,477 Dwt
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	Drybulk Carrier	2006	74,475 Dwt
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	Drybulk Carrier	2008	58,779 Dwt
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	Drybulk Carrier	2009	75,151 Dwt
Ardelia Navigation Ltd.	June 15, 2010	Liberia	Box Voyager	Containership	2010	3,426 TEU
Eridanus Trading Co.	July 1, 2010	Liberia	Box Trader	Containership	2010	3,426 TEU

1.

M/V Blue Seas was sold and delivered to an unrelated third party on January 14, 2010

2.

M/V Clean Seas was sold and delivered to an unrelated third party on October 12, 2010

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information – Continued

(a)

Newbuildings

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	622	Drybulk Carrier	2012	82,000 Dwt
Coral Ventures Inc.	August 5, 2009	Liberia	604	Drybulk Carrier	2011	37,200 Dwt
Ovation Services Ltd.	September 16, 2009	Marshall Islands	619	Drybulk Carrier	2012	82,000 Dwt
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	605	Drybulk Carrier	2011	37,200 Dwt
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	624	Drybulk Carrier	2012	82,000 Dwt
Aminta International S.A.	May 5, 2010	Liberia	612	Drybulk Carrier	2012	37,200 Dwt
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2012	37,200 Dwt

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Epic Investments Inc.	December 21, 2006	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Box Ships Inc.	May 19, 2010	Marshall Islands

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Paragon Shipping Inc., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2010. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

3. Advances for Vessels under Construction

The Company entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels for an aggregate purchase price of $192.2 million. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and third quarter of 2012, while the Kamsarmax drybulk vessels in the second, third and fourth quarters of 2012.

The Company has also entered into management agreements with Allseas Marine S.A. Services (“Allseas”), relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (1) a flat fee of $375,000 (“flat fee”) for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel’s delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5days per calendar year for which a Superintendant performed on site inspection.

Advances for vessels under construction relate to the installments that were due to the respective shipyard including capitalized expenses of which $0.2 million relate to management fees to Allseas.

4. Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2009	683,721,898	(78,989,341)	604,732,557
Vessel acquisitions	146,551,672	-	146,551,672
Transfer to asset held for sale	(29,904,947)	7,462,438	(22,442,509)
Depreciation for the period	-	(24,755,123)	(24,755,123)
Balance September 30, 2010	800,368,623	(96,282,026)	704,086,597

Vessel acquisitions relate to the acquisitions of the following vessels from unrelated third parties:

(a) the acquisition of the drybulk vessel M/V Dream Seas for $41.0 million which was delivered on July 8, 2010.

(b) the acquisition of the container vessels, the Box Voyager and the Box Trader, for €40.0 million each or $51.9 million and $51.2 million based on the exchange rate ruling on the date the advance deposits were paid and delivery of the vessels received. The Box Voyager and the Box Trader were delivered to the Company on July 30, 2010 and August 16, 2010, respectively.

The M/V Clean Seas was transferred to Assets Held for Sale, refer Note 5.

5. Assets Held for Sale

On July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of M/V Clean Seas to an unrelated party for $23.5 million, less 3.5% commission. The Memorandum of Agreement was subject to the approval of the Company’s Board of Directors which was obtained in on July 7, 2010.

Asset held for sale relates to the net book value of M/V Clean Seas as of July 7, 2010, at which date it met all the criteria for asset held for sale classification.

The sale of the vessel was concluded with its delivery to her new owners on October 12, 2010.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

6. Long-Term Debt

Debt	December 31 , 2009	September 30, 2010
Long-term debt	$270,235,000	$300,026,509
Current portion of long-term debt	$39,200,000	$36,933,491
Liability associated with vessel held for sale	$24,900,000	$12,700,000
Total long-term debt	$334,335,000	$349,660,000

Details of the loan and credit facilities as of December 31, 2009 are discussed in Note 12 of our consolidated financial statements for the year ended December 31, 2009 included in the Company’s annual report on Form 20-F. Loan facilities entered into during the nine months ended September 30, 2010 are discussed below.

On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, for an amount of $22.0 million to be used to finance part of the purchase price of M/V Dream Seas (refer Note 3). The credit facility bears interest at LIBOR plus a margin of 2.60% plus mandatory costs and is repayable in 40 consecutive quarterly installments of $0.4 million commencing in the fourth quarter 2010, plus a balloon repayment of $6.0 million payable simultaneously with the final installment, falling due no later than the 10th anniversary of the draw down. This credit facility is secured by a first mortgage on the vessel M/V Dream Seas, by a corporate guarantee of the Company, and other usual maritime securities. The facility also provides for compliance with certain covenants which include: (i) the market value of the secured vessel plus the value of any additional security to be at least 130% of the loan outstanding balance, (ii) minimum cash balance of $0.5 million to be maintained with HSBC, (iii) the ratio of total liabilities to EBITDA shall not exceed 7:1, (iv) the ratio of EBITDA to group interest expense of not less than 2.5:1, (v) the market value adjusted net worth shall be at least $100.0 million and (vi) the ratio of total liabilities to value adjusted total assets shall not exceed 0.75:1. The loan was drawn in full on July 7, 2010.

On July 28, 2010, a secured loan facility was signed with Credit Suisse AG for an amount of $48.0 million to partly finance the purchase of the Box Voyager and the Box Trader, comprising of two equal tranches, one for each vessel, of $24.0 million each. The loan bears interest at LIBOR plus a margin of 2.75% plus mandatory costs and each tranche is repayable in 40 equal quarterly consecutive installments of $0.4 million commencing three months after the respective drawdown, plus a balloon payment of $8.0 million payable together with the last installment, which must be no later than July 30, 2010 and August 16, 2020 for each tranche respectively. The facility is secured by a first mortgage on the Box Voyager and the Box Trader and other usual maritime securities. In addition the facility also provides for compliance with certain covenants which include: (i) the market value of the secured vessels to be at least 130% of the loan outstanding balance and swap exposure, (ii) minimum liquidity of $0.5 million per vessel to be maintained, (iii) the consolidated leverage ratio not to exceed 75% (total consolidated financial indebtedness to total consolidated market value adjusted total assets), (iv) total consolidated market value adjusted net worth in excess of $100.0 million, (v) aggregate debt to EBITDA not to exceed 7:1 on a trailing 12-months basis at all times, (vi) EBITDA to interest expense ratio to be no less than 2.5:1. The first tranche of $24.0 million, which relates to Box Voyager, was drawn on July 30, 2010. The second tranche of $24.0 million, which relates to Box Trader, was drawn on August 16, 2010.

Liability associated with vessel held for sale of $12.7 million as of September 30, 2010 represents the proportion of the Commerzbank AG Senior secured loan which is attributable to the M/V Clean Seas. As described in Note 5, the M/V Clean Seas was classified as asset held of sale as of July 7, 2010. This amount was repaid on October 12, 2010, with the sale of the M/V Clean Seas.

The increase in total long-term debt of $15.3 million is attributable to the total proceeds from long-term debt as described above of $70.0 million, offset by the scheduled loan repayments of $29.8 million, as well as the repayment of the outstanding loan balance of $24.9 million relating to the M/V Blue Seas, which was repaid in full with the completion of the sale of the vessel in January 2010.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

The minimum annual principal payments, in accordance with the loan and credit facility agreements, as amended, required to be made after September 30, 2010 are as follows:

To September 30,
2011	49,633,491
2012	35,077,988
2013	133,598,521
2014	29,000,000
2015	16,500,000
Thereafter	85,850,000
Total	349,660,000

All vessels are first-priority mortgaged as collateral to the Company’s loan facilities.

7. Financial Instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of September 30, 2010, the Company’s outstanding interest rate swaps had a combined notional amount of $170.7 million.

Effective July 30, 2010 and August 3, 2010 respectively, the Company agreed with Unicredit Bank AG (former Bayerische Hypo-und Vereinsbank AG) to cancel the interest rate swap and the multi callable swap, each with a notional amount of $50.0 million prior to their termination dates of December 20, 2010.

Effective August 27, 2010, the Company entered into an interest rate swap with Unicredit Bank AG on a notional amount of $68.9 million that will be reducing by approximately $2.6 million on a quarterly basis up until the expiration of the interest rate swap. Under the terms of the swap, Unicredit Bank AG makes a quarterly payment to the Company based on 3-month LIBOR less 2.465% on the relevant amount if 3-month is greater than 2.465%. If 3-month LIBOR is less than 2.465%, Unicredit Bank AG received an amount from the Company based on 2.465% less 3-month LIBOR for the relevant amount. If LIBOR is equal to 2.465% no amount is due or payable to the Company. The swap is effective from August 27, 2010 to August 27, 2015.

Following the agreement to purchase the two container vessels for €40.0 million each the Company entered into a number of foreign exchange derivatives contracts to manage the EUR/USD parity fluctuations. The Company’s foreign exchange derivatives contracts did not qualify for hedge accounting and the resulting gain on foreign exchange contracts of $0.6 million is included in earnings. As of December 31, 2009 and September 30, 2010 the Company did not have any foreign exchange derivatives contracts outstanding.

The Company’s interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and reflects the resulting unrealized loss/gain during the period in earnings.

Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative losses in the condensed consolidated income statements are shown below:

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

7. Financial Instruments – Continued

Derivatives Instruments not	Liability Derivatives
designated as hedging instruments		December 31, 2009	September 30, 2010
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,820,289	$4,259,003
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	1,467,499	3,219,443
Total derivatives		$8,287,788	$7,478,446

Derivatives Instruments not		Nine Months Ended	Nine Months Ended
designated as hedging instruments	Location of (Loss)/Gain Recognized	September 30, 2009 (Loss)/Gain	September 30, 2010 (Loss)/Gain
Interest rate swaps – Fair value	Loss on derivatives (net)	$1,994,214	$809,342
Interest rate swaps – Realized Loss	Loss on derivatives (net)	(4,542,943)	(4,886,960)
Foreign exchange contracts – Realized Gain	Loss on derivatives (net)	-	552,241
Net loss on derivatives		$(2,548,729)	$(3,525,377)

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of our financial instruments as of December 31, 2009 and September 30, 2010.

Significant Other Observable Inputs (Level 2)
December 31, 2009	September 30, 2010
Interest rate swaps - liability	$8,287,788	$7,478,446

As of December 31, 2009 and September 30, 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the loan/credit facilities approximates the carrying value due to the variable interest rate and no significant change in the Company’s credit risk.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

8. Segment Information

The Company during the period ended September 30, 2010, for the first time with its acquisition of the two container vessels in July and August 2010, has two reportable segments from which it derives its revenues: the drybulk carrier segment and the containership segment. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different services. The drybulk carrier segment consists of the transportation and handling of drybulk cargoes through ownership and trading of drybulk vessels. The containership segment consists of transportation and handling of containers through ownership and trading of container vessels.

The Company measures segment performance based on net income. The table below presents information about the Company’s reportable segments for the nine months ended September 30, 2010:

	Drybulk Segment	Containership Segment	Total
Net revenue	$82,759,313	$1,824,620	$84,583,933
Segment net income	$20,458,057	$139,742	$20,597,799
Total assets	$735,868,200	$106,738,253	$842,606,453

9. Earnings per Share (“EPS”)

All shares issued (including the non-vested share awards issued under the Equity Incentive Plan, as amended) of the Company’s common stock have equal rights to vote and participate in dividends. Basic earnings per share is computed using the two-class method and therefore income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants as of September 30, 2009 and 2010 and 100,434 and 1,741,741 non-vested share awards as of September 30, 2009 and 2010, respectively, in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

9. Earnings per Share (“EPS”) – Continued

The following table sets forth the computation of basic and diluted net income per share for the nine months ended September 30, 2009 and 2010:

	Nine Months Ended	Nine Months Ended
Numerators	September 30, 2009	September 30, 2010
Net income	$52,978,021	$20,597,799
Less: Income attributable to non-vested share awards	(393,869)	(702,448)
Net Income available to common shareholders	$52,584,152	$19,895,351
Denominators
Weighted average common shares outstanding, basic and diluted	34,951,005	49,481,979
Net income per common share:
Basic and diluted	$1.50	$0.40

10. Share Based Payments - Equity incentive plan – Non-vested share awards

During the nine months ended September 30, 2010, the Company, under its Equity Incentive Plan, granted 12,000 of non-vested share awards to employees of Allseas on February 1, 2010, with a grant date fair value of $4.45 per share. The non-vested share awards will vest ratably over a four-year period with the first vesting date commencing on December 31, 2010.

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, December 31, 2009	1,739,508	$4.72
Granted	12,000	$4.45
Cancelled	(8,434)	$8.43
Vested	(1,333)	$19.90
Non vested, September 30, 2010	1,741,741	$4.64

The remaining unrecognized compensation cost amounting to $4,315,920 as of September 30, 2010, is expected to be recognized over the remaining weighted average period of 0.9 years, according to the contractual terms of those non-vested share awards.

11. Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2010 the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Paragon Shipping Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars except for number of shares data)

12. Subsequent Events

12.1 Dividend Declaration

On November 15, 2010, the Company’s board of directors declared a quarterly dividend of $0.05 per Class A common share with respect to the third quarter of 2010, payable on or about December 6, 2010 to shareholders of record as of the close of business on November 26, 2010.

12.2 Controlled Equity Offering

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date the Company filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of November 15, 2010, 1,515,000 common shares had been sold under the Controlled Equity Offering with net proceeds to us amounting to $5.7 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 15, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Interim Chief Financial Officer